UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 7, 2006

Ms. Rachel Ben-Nun, Chief Executive Officer
Organitech USA, Inc.
P.O. Box 700
Yoqneam 20692, Israel



      Re:	Organitech USA, Inc.
		Registration Statement on Form SB-2
      Filed May 11, 2006
		File No. 333-134027

Dear Ms. Ben-Nun:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General

1. Where comments on one section or document impact parallel disclosure in another, make corresponding changes to all affected sections and documents.

2. Please update the financial statements included in the Form SB-2 as required by Item 310(g) of Regulation S-B. In addition, we remind you of your reporting obligation to file quarterly reports on Form 10-QSB within 45 days after the quarter end.

Selling Security Holders, page 15

3. Expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the
Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

4. Identify as underwriters all selling security holders who are registered broker-dealers, unless any such registered broker-dealers received the shares as compensation for investment banking services.
In this regard, we note that CLAL Finance Underwriting Ltd. is a registered broker-dealer. Also, identify all affiliates of registered broker-dealers that are listed as selling security holders.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

Results of Operations, page 19

5. We note in the footnote to your table of certain selected financial data that you indicate reclassifications occurred between total assets and short-term obligations as a result of adopting SOP 81-1 in 2005.
Please clarify within the footnote why the adoption of SOP 81-1 would result in a reclassification between these balance sheet accounts. In addition, please explain why you state that you did not adopt SOP 81-1 until 2005 when it appears from your accounting policy note disclosures that you applied the guidance of SOP 81-1 in 2004 when recognizing revenues under the completed contract method.





Liquidity and Capital Resources, page 20

6. We note your disclosure on page 20, in which you explain you are required to make investments in fixed assets in the amount of $1,335,000 in order to maintain the benefits granted under the Israeli
Encouragement of Capital Investments Law. Please disclose within MD&A how you intend to fund these investments. In the event you are unable to meet this requirement and you are unsuccessful in renegotiating the required investment amount, please discuss the impact the cancellation of these benefits will have on your results of operations and financial position.

Controls and Procedures, page 27

7. We note that you have carried out an evaluation under the supervision and with the participation of your management, including your chief executive officer and chief financial officer, of the effectiveness of your disclosure controls and procedures as of December 31, 2005. Please comply with Item 307 of Regulation S-B and disclose the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.

8. You state, "[w]ith the exception of the material weaknesses noted in our 10-KSB form for the year ended on December 31, 2004,...there were no other changes in our internal control over financial reporting during the years ended December 31, 2004 and December 31, 2005 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting." Please comply with
Item 308(c) of Regulation S-B, which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph
(d)
of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.
If there were no changes in your internal controls over financial reporting during the fourth fiscal quarter, then provide disclosure to that effect.

Financial Statements

Note 2 - Significant Accounting Policies, page F-14

J. Revenue Recognition, page F-16

9. We note your disclosure in which you explain that you recognized revenue on the completed contract basis in 2004, but adopted the percentage of completion method in 2005. Paragraph 27 of APB 20 requires a change in the method of accounting for long-term construction type contracts to be accounted for retroactively. Please confirm you accounted for this change in accounting principle in this manner, and provide the disclosures outlined in paragraph 28 of APB
20.

N. Stock-Based Compensation, page F-18

10. It appears that your note disclosures under this heading contain duplicative information. Please revise your disclosures accordingly.

Note 7 - Property and Equipment, net, page F-24

11. We note that within the property and equipment account balance you include an amount titled, "Base stock." Please explain to us the nature of this amount, and tell us why it is appropriately included in the property and equipment account balance.

Note 12 - Convertible Loans, pages F-25-26

12. We note you have issued convertible loans and warrants that carry registration rights. SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants and instruments with embedded conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for such instruments. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 13 - Commitments and Contingencies

F. Sales Commitments, page F-31

13. We note that you have entered into two joint ventures, A.T.A Jordan Valley Ltd. and A.A.G. Eilat Ltd. Please expand your disclosures under this heading or in the section of Significant Accounting Policies to discuss your accounting methodology for these joint ventures. In addition, please tell us how you have accounted for the sale of a GrowTECH 2500 system to A.T.A. with a purchase price of $100,000.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	T. Towner
	J. Gallagher
      C. Moncada-Terry

      VIA FACSIMILE
      Adrian Daniels
      Yigan Arnon & Co.
      972-3-608-7714

Ms. Rachel Ben-Nun
Organitech USA, Inc.
June 7, 2006
Page 6